NOT FOR DISSEMINATION IN THE UNITED STATES OR
 FOR RELEASE TO U.S. NEWSWIRE SERVICES
NEWS RELEASE

Canada Jetlines Ltd. Announces Closing of Business Combination Transaction
 and Confirms Listing of Warrants Issued in Prospectus Financing

March 1, 2017	(TSXV: JET)
Canada Jetlines Ltd. (TSXV: JET) (the "Company" or "Jetlines", and formerly known as Jet Metal Corp.) is pleased to announce that the net escrowed proceeds from the previously announced offering of subscription receipts (the "Offering") have been released to the Company and the business combination transaction between Jet Metal Corp. and Canada Jetlines Ltd. (the "Transaction") has closed. On the closing of the transaction Jet Metal Corp. changed its name to Canada Jetlines Ltd. and Canada Jetlines Ltd., now a wholly-owned subsidiary of the Company, changed its name to Canada Jetlines Operations Ltd.

In addition, the Company confirms that the TSX Venture Exchange (the "Exchange") has confirmed the warrants that were issued in the Offering ("2017 Warrants") will be listed for trading on the Exchange under the ticker symbol "JET.WT.A". Trading will commence at the opening on March 7, 2017 of the Company's common and variable voting shares, 2014 common share purchase warrants and 2017 Warrants under the ticker symbols "JET", "JET.WT", and "JET.WT.A", respectively.

Release of Escrowed Proceeds of the Offering

The net proceeds held in escrow of $6,501,847.55 from the previously announced Offering have been released to the Company. The net proceeds of the Offering will be used to further the business objectives of Jetlines in launching an ultra-low cost airline carrier in Canada, including advancing the licensing process, augmenting the leadership team with operations and commercial personnel, branding and marketing activities, as well as advance internet, digital media and IT systems initiatives.

Closing of the Business Combination Transaction

The Company has closed the previously announced Transaction. Pursuant to the Transaction, the Company consolidated its outstanding common shares on a 1.5:1 basis, continued as a Federal corporation pursuant to the Canada Business Corporations Act, changed its name to "Canada Jetlines Ltd." and Canada Jetlines Operations Ltd. (formerly Canada Jetlines Ltd.) has become a wholly-owned subsidiary of the Company. The common and variable voting shares of the Company will commence trading on the Exchange, under a single ticker symbol, as a Tier 2 industrial issuer under the symbol "JET" on March 7, 2017. After giving effect to the Transaction and the Offering, there will be 57,636,409 common and variable voting shares of the Company issued and outstanding (calculated on a non-diluted basis).

Prior to the closing of the transaction, the Company issued 500,000 common shares (pre-consolidation) to settle outstanding debt of $100,000 due to King & Bay West Management Corp.

In addition, the Company has paid a finder's fee of 443,544 common shares (post-consolidation) and $44,354.43 in cash to Cambrian Mining Finance Ltd.

New Board of Directors and Management Team

The Company welcomes a new board of directors and management team. Mark J. Morabito, Jim Scott, John Sutherland, Rejean Bourque, Stan Gadek, Deborah Robinson and Mark Lotz have been appointed as the new directors of the Company. Mr. Morabito has been appointed as Executive Chairman and Mr. Scott has been appointed as Chief Executive Officer. Additional officer appointments include Carlo Valente as Chief Financial Officer, Dix Lawson as Vice President Strategic Planning and Olen Aasen as Vice President Legal and Corporate Secretary.

Early Warning Decrease

As required pursuant to National Instrument 62-104, the following entities are providing disclosure as a result of the Transaction causing their respective ownership of securities of the Company to decrease to less than 10%.

Mr. Mark Morabito previously filed an early warning report with respect to the securities of the Company. As a result of the Transaction, Mr. Mark Morabito, through companies that he controls, will beneficially own and control 2,319,980 common shares of the Company, representing approximately 4.03% of the issued and outstanding common and variable voting shares of the Company. Assuming the exercise of all of the warrants and options which Mr. Morabito beneficially owns and controls, Mr. Morabito would own and control 3,208,870 common shares of the Company, representing approximately 5.57% of the issued and outstanding common shares of the Company. Mr. Morabito continues to hold the common shares and warrants for investment purposes and may, in the future, acquire or dispose of the common shares or warrants through the market, private or otherwise as circumstances or market conditions warrant. Mr. Morabito's address is 1240 – 1140 West Pender St., Vancouver, B.C. V6E 4G1.

The Morabito Family Trust ("MFT") previously filed an early warning report with respect to the securities of the Company. As a result of the Transaction, MFT will beneficially own and control 1,333,333 common shares of the Company, representing approximately 2.31% of the issued and outstanding common shares of the Company. Assuming the exercise of all of the warrants which MFT beneficially owns and controls, MFT would own and control 2,666,666 common shares of the Company, representing approximately 4.63% of the issued and outstanding common shares of the Company. MFT continues to hold the common shares and warrants for investment purposes and may, in the future, acquire or dispose of the common shares or warrants through the market, private or otherwise as circumstances or market conditions warrant. MFT's address is Suite 802 – 1650 Bayshore Drive, Vancouver, B.C. V6G 3K2.

Early Warning Reports for the companies controlled by Mr. Mark Morabito and MFT will be filed with the applicable Canadian securities commissions and will be available at www.sedar.com.

Cautionary Statements

No securities regulatory authority has expressed an opinion about the securities described herein. No Jet Metal securities have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state, district or commonwealth of the United States (as defined in Regulation S under the U.S. Securities Act). Accordingly, these securities may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of any "U.S. Person" (as defined in Regulation S under the U.S. Securities Act), absent an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described in this news release in the United States or any jurisdiction where such offer or sale would be unlawful, or for the account or benefit of any U.S. Person or person within the United States.

Additional information as required can be found in the Jet Metal Management Information Circular dated Jun 17, 2016 (the "Information Circular") and available on SEDAR at www.sedar.com or will be provided by way of a subsequent news release. Investors are cautioned that, except as disclosed in Information Circular, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Jet Metal should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF THE BOARD

"Mark J. Morabito"
Executive Chairman

For Investor Relations or to obtain a copy of the Early Warning Reports, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) the use of proceeds from the Offering; and (ii) the business and operations of the Company.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines' business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines' business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines' operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.